UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               MAX RE CAPITAL LTD.
                               -------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    G6052f103
                                 --------------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 2003
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ x ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 29 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. G6052f103                                           Page 2 of 29 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LOUIS M. BACON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a.   [ ]
                                                b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [ ]

6        Citizenship or Place of Organization

                UNITED STATES

                    7         Sole Voting Power
 Number of
  Shares                         0
Beneficially
  Owned By          8         Shared Voting Power
   Each
 Reporting                       13,411,453
  Person
   With             9         Sole Dispositive Power

                                 0

                    10        Shared Dispositive Power

                                 13,411,453/1/

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                 13,411,453 /1/
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                 [ ]

13       Percent of Class Represented By Amount in Row (11)

                                 27.2%

14       Type of Reporting Person (See Instructions)

                  IA

/1/ See Item 6.

                                  SCHEDULE 13D

CUSIP No. G6052f103                                           Page 3 of 29 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MOORE HOLDINGS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                a.   [ ]
                                                b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [ ]

6        Citizenship or Place of Organization

                DELAWARE

                    7         Sole Voting Power
 Number of
  Shares                         0
Beneficially
  Owned By          8         Shared Voting Power
   Each
 Reporting                       11,078,119
  Person
   With             9         Sole Dispositive Power

                                 0

                    10        Shared Dispositive Power

                                 11,078,119

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                 11,078,119/1/
12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                 [X]

13       Percent of Class Represented By Amount in Row (11)

                                 22.47%

14       Type of Reporting Person (See Instructions)

                  OO

/1/ See Item 6.

                                                              Page 4 of 29 Pages


     This Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "Shares"), of Max Re Capital Ltd. (the "Issuer"). Certain of the securities reported herein were previously reported on a Schedule 13G, the last amendment of which was filed on November 27, 2002. This statement on
Schedule 13D is being filed by the Reporting Persons (as defined below) to report that, as a result of an exchange of certain securities held by the Reporting Persons into Shares, the percentage beneficial ownership of Shares held by the Reporting Persons has increased.

Item 1.  Security and Issuer.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is Max Re House, 2 Front Street, Hamilton, HM 11, Bermuda.

Item 2.  Identity and Background.

     This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company ("Moore Holdings"), and (2) Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as: (a) chairman and chief executive officer, director and controlling shareholder of a registered trading advisor (the "Advisor"), which serves as discretionary investment manager to an international business company organized under the laws of the Bahamas (the "Fund"), (b) the majority equity holder of a limited liability company (the "Equity LLC"), which serves as the general partner of a Delaware limited partnership (the "U.S. Partnership") and (c) the sole member of a Delaware limited liability company, which is the managing member of Moore Holdings. Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the "Reporting Persons."

     This statement relates to Shares held for the accounts of the Fund, the U.S. Partnership and Moore Holdings.

     The principal offices of the Reporting Persons are located at 1251 Avenue of the Americas, New York, New York 10020. Set forth in Annex A and incorporated herein by reference, is information concerning the identity and background of the officers and directors of Moore Holdings.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

     The securities held for the accounts of the Fund, the U.S. Partnership and Moore Holdings may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 5 of 29 Pages


Item 4.  Purpose of Transaction.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.


     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.


     (a) (i) Mr. Bacon may be deemed to be the beneficial owner of 13,411,453 Shares (approximately 27.2% of the total number of Shares outstanding). This number consists of (A) 1,666,667 Shares held for the account of Fund, (B) 666,667 Shares held for the account of the U.S. Partnership, (C) 6,666,667 Shares held for the account of Moore Holdings, and (D) 4,411,452 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.

               (ii) Moore Holdings may be deemed the beneficial owner of 11,078,119 Shares (approximately 22.5% of the total number of Shares outstanding). This number consists of (A) 6,666,667 Shares held for its account and (B) 4,411,452 Shares issuable upon the exercise of warrants held for its account.

     (b) (i) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 13,411,452 Shares held for the accounts of the Fund, the U.S. Partnership and Moore Holdings.

               (ii) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 11,078,119 Shares held for its account.

     (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since June 21, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) (i) The shareholders of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund in accordance with their ownership interests in the Fund.

               (ii) The partners of the U.S. Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the U.S. Partnership in accordance with their partnership interests in the U.S. Partnership.

               (iii) The partners of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Moore Holdings in accordance with their limited liability company interests in Moore Holdings.

                                                              Page 6 of 29 Pages


     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On June 13, 2003, Moore Holdings entered into an Exchange Agreement (the "Exchange Agreement") (a copy of which is attached hereto as Exhibit C and incorporated herein by reference in response to this Item 6) with the Issuer pursuant to which the Issuer agreed, among other things (a) to issue Shares, on a one-for-one basis, to Moore Holdings in exchange for the non-voting common shares of Max Re Ltd., a subsidiary of the Issuer ("Max Re Subsidiary"), held for the account of Moore Holdings, and (b) to issue warrants to acquire Shares on a one-for-one basis to Moore Holdings in exchange for the warrants to acquire non-voting common shares of the Max Re Subsidiary held for the account of Moore Holdings. As a condition to the consummation of the Exchange Agreement, shareholders of the Issuer were required to adopt a series of amendments to the bylaws of the Issuer. At a special meeting of shareholders of the Issuer on July 30, 2003, the Issuer's shareholders voted to adopt these required amendments to the Issuer's bylaws. As a result, the Exchange Agreement was consummated as of July 30, 2003 and the exchange contemplated by the Exchange Agreement was deemed effective as of that date. Upon consummation of the Exchange Agreement, Moore Holdings acquired (a) 5,226,333 Shares in exchange for the 5,226,333 shares of non-voting common shares of Max Re Subsidiary formerly held for its account and
(b) warrants to acquire 4,411,452 Shares in exchange for warrants to acquire 4,411,452 shares of non-voting common shares of Max Re Subsidiary formerly held for its account.

     The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement which is incorporated herein by reference.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

     Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                              Page 7 of 29 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     August 19, 2003            LOUIS M. BACON


                                     By:     /s/ Stephen R. Nelson
                                             ----------------------------
                                     Name    Stephen R. Nelson
                                     Title   Attorney-in-Fact


                                     MOORE HOLDINGS, LLC



                                     By:     /s/ Stephen R. Nelson
                                             ----------------------------
                                     Name    Stephen R. Nelson
                                     Title   Vice President and Secretary

                                                              Page 8 of 29 Pages


                                     ANNEX A

               Officers of Moore Holdings, LLC ("Moore Holdings")

Name/                    Principal                 Business
Citizenship              Occupation                Address
-----------              ----------                --------

Louis Moore Bacon        Chairman and Chief        1251 Avenue of the Americas
(United States)          Executive Officer         New York, NY  10020

M. Elaine Crocker        President                 1251 Avenue of the Americas
(United States)                                    New York, NY  10020

Lawrence Noe             Vice President            1251 Avenue of the Americas
(United States)                                    New York, NY  10020

Kevin F. Shannon         Chief Financial           1251 Avenue of the Americas
(United States)          Officer/Treasurer         New York, NY  10020

Stephen R. Nelson        Vice President            1251 Avenue of the Americas
(United States)          and Secretary             New York, NY  10020

Zack Bacon               Executive Vice            1251 Avenue of the Americas
(United States)          President                 New York, NY  10020






         To the best of the Reporting Persons' knowledge:

         (a) With the exception of 200,000 Shares held for the account of Mr. Zack Bacon, which Shares have been pledged to HSBC Bank USA pursuant to a Pledge and Hypothecation Agreement, dated March 12, 2002, and as otherwise set forth herein, none of the above persons has beneficial ownership in any Shares.

         (b) Except as otherwise set forth herein, none of the above persons has any beneficial ownership in any Shares pursuant to any contracts, arrangements, understandings or relationships.

                                                              Page 9 of 29 Pages


                                  EXHIBIT INDEX

Ex.                                                                     Page No.
                                                                        --------

A.        Joint  Filing  Agreement,  dated as of August  19,
          2003, by and among Moore Holdings, L.L.C., and Mr.
          Louis M. Bacon.....................................             10

B.        Power of Attorney,  dated as of November 28, 1997,
          granted  by Louis M.  Bacon in favor of M.  Elaine
          Crocker, Kevin F. Shannon and Stephen R. Nelson....             11

C.        Form of Exchange  Agreement,  dated as of June 13,
          2003,  by and  between Max Re  Capital,  Ltd.  and
          Moore Holdings, LLC................................             12

                                                             Page 10 of 29 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Max Re Capital Ltd., dated as of August 19, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:     August 19, 2003               LOUIS M. BACON


                                        By:     /s/ Stephen R. Nelson
                                                ----------------------------
                                        Name    Stephen R. Nelson
                                        Title   Attorney-in-Fact


                                        MOORE HOLDINGS, LLC


                                        By:     /s/ Stephen R. Nelson
                                                ----------------------------
                                        Name    Stephen R. Nelson
                                        Title   Vice President and Secretary

                                                             Page 11 of 29 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that I, Louis M. Bacon, hereby make constitute and appoint each of M. Elaine Crocker, Kevin F. Shannon and Stephen
R. Nelson, acting individually, s my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, Inc. and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 28th day of November, 1997.



                                                     /s/ Louis M. Bacon
                                                ---------------------------
                                                         Louis M. Bacon

                                                             Page 12 of 29 Pages


                                    EXHIBIT C


                               EXCHANGE AGREEMENT

                                   dated as of

                                  June 13, 2003

                                 by and between

                               MAX RE CAPITAL LTD.

                                       and

                               MOORE HOLDINGS, LLC

                                                             Page 13 of 29 Pages

                               EXCHANGE AGREEMENT


     EXCHANGE AGREEMENT dated as of June 13, 2003 (this "Agreement") by and between Max Re Capital Ltd., a Bermuda company (the "Company"), and Moore Holdings, LLC, a Delaware limited liability company ("Moore").


                               W I T N E S S E T H

     WHEREAS, Moore directly and beneficially owns 5,226,333 non-voting common shares, par value $1.00 per share (the "NVCS"), of Max Re Ltd., a Bermuda company and a subsidiary of the Company ("Max Re"), and warrants to acquire an aggregate of 4,411,452 NVCS (collectively, the "NVCS Warrants");

     WHEREAS, Moore desires to exchange (i) 5,226,333 NVCS for 5,226,333 common shares, par value $1.00 per share (the "Common Shares"), of the Company and (ii) the NVCS Warrants for warrants to acquire 4,411,452 Common Shares on substantially similar terms as the NVCS Warrants (the "Company Warrants");

     WHEREAS, the Company desires to issue (i) 5,226,333 Common Shares in exchange for the 5,226,333 NVCS owned by Moore and (ii) the Company Warrants in exchange for the NVCS Warrants; and

     WHEREAS, contemporaneously herewith, the Company and Capital Z Investments, L.P. ("Cap Z") have entered into an Exchange Agreement on substantially the same terms as this Agreement, pursuant to which Cap Z has agreed to exchange the NVCS and the warrants to acquire NVCS directly and beneficially owned by Cap Z for Common Shares and warrants to acquire Common Shares, respectively (the "Cap Z Agreement");

     NOW, THEREFORE, the parties hereto agree as follows:


                                    ARTICLE I

                             EXCHANGE OF SECURITIES

     1.1 Exchange of Max Re Securities.

     (a) The Company hereby agrees to issue to Moore (i) 5,226,333 Common Shares in exchange for 5,226,333 NVCS and (ii) the Company Warrants in substantially the form set forth in Exhibit A hereto in exchange for the NVCS Warrants, subject to the terms and conditions herein set forth; and

                                                             Page 14 of 29 Pages


     (b) Moore hereby agrees to exchange (i) the 5,226,333 NVCS owned by Moore for 5,226,333 Common Shares and (ii) the NVCS Warrants for the Company Warrants, subject to the terms and conditions herein set forth.


                                   ARTICLE II

                        CLOSING DATE; LOCATION; DELIVERY;

     2.1 Closing Date and Location. The closing of the transactions contemplated hereby (the "Closing") shall take place at Akin Gump Strauss Hauer & Feld LLP, 590 Madison Avenue, New York, New York 10022, on the first business day (meaning any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, New York or in Hamilton, Bermuda), or such other time or place as the Company and Moore may agree in writing, on which the condition set forth in Section 5.2(c) has been satisfied or waived and all other conditions set forth in Article V hereof regarding the parties' respective obligations to consummate the transactions contemplated hereby have been satisfied or waived (the "Closing Date") and, subject to completion, shall be deemed to have been consummated and become effective for all purposes as of 11:59 P.M. of the Closing Date.

     2.2 Delivery. At the Closing:

     (a)  Moore  shall   deliver  to  the  Company  one  or  more   certificates
representing 5,226,333 NVCS and the NVCS Warrants together with stock powers, certificates of transfer or similar transfer documents, each executed in blank.

     (b) The Company shall deliver to Moore a certificate representing 5,226,333 Common Shares duly registered in the name of Moore and the Company Warrants duly executed and issued to Moore.

     (c) The Company and Moore shall deliver to each other such other documents as may be required by or pursuant to Article V hereof and such other instruments as the other party may reasonably request.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Moore that:

     3.1 Existence and Power; Capitalization. The Company is a company duly organized and validly existing and in good standing under the laws of Bermuda (meaning that it has not failed to make any filing with any Bermuda governmental authority or pay any Bermuda government fee or tax which would make it liable to be struck off the Bermuda Register of Companies and therefore cease to exist), and has all company

                                                             Page 15 of 29 Pages


powers  required  to  carry  on  its  business  as  now  being  conducted.   The
capitalization of the Company as of May 31, 2003 is set forth on Schedule 3.1 hereto.

     3.2 Authorization. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby, are within the Company's power and have been duly authorized by all necessary company action on the part of the Company. This Agreement has been duly and validly executed by the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     3.3 Governmental and Court Authorization. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby require no consent, approval or authorization of, or filing, registration or qualification with, any governmental body, agency, official, court or other authority that has not been obtained or made.

     3.4 Non-Contravention. (A) The execution and delivery by the Company of this Agreement do not contravene or conflict with the Company's organizational documents in effect as of the date hereof and the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby will not contravene or conflict with the Company's organizational documents in effect as of the Closing Date, and (B) the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby do not and will not (i) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Company, (ii) except as set forth on
Schedule 3.4 hereto, require, any consent, approval or other action by any individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof ("Person"), or constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or to a loss of any benefit to which the Company is entitled under any provision of any agreement, contract, indenture, lease or other instrument binding upon the Company or any license, franchise, permit or other similar authorization held by the Company or
(iii) result in the creation or imposition of any encumbrances on the Common Shares and the Company Warrants to be issued hereunder, including without limitation, all voting trusts, voting arrangements, stockholder agreements, proxies, liens, encumbrances, transfer restrictions, preemptive rights, security, interests or community property rights ("Encumbrances").

     3.5 Due Authorization and Validity of the Common Shares and the Company Warrants. The 5,226,333 Common Shares and the Company Warrants to be issued to Moore pursuant to this Agreement have been duly authorized and when delivered by the Company, upon receipt of 5,226,333 NVCS and the NVCS Warrants delivered to the Company by Moore as contemplated hereby, will be validly issued and outstanding, fully paid and, in the case of the 5,226,333 Common Shares, non-assessable

                                                             Page 16 of 29 Pages


(meaning that no additional consideration is required to be paid by Moore in connection with the issue thereof) and will not be subject to any Encumbrances or preemptive or similar rights except as provided in the Company's Bye-Laws. The 4,411,452 Common Shares issuable upon exercise of the Company Warrants have been reserved for issuance and, when issued upon proper exercise of the Company Warrants, will be validly issued, fully paid and non-assessable (meaning that no additional consideration is required to be paid by Moore in connection with the issue thereof) and will not be subject to any preemptive or similar rights except as provided in the Company's Bye-laws.

     3.6 No Brokers. The Company has taken no action which would give rise to any claim by any Person for brokerage commissions, finders' fees or similar payments by Moore relating to this Agreement or the transactions contemplated hereby.


                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF MOORE

     Moore hereby represents and warrants to the Company that:

     4.1 Organization; Existence. Moore is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and Moore has all necessary powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now being conducted.

     4.2 Authorization. The execution, delivery and performance by Moore of this Agreement and the consummation by Moore of the transactions contemplated hereby are within Moore's powers and have been duly authorized by all necessary action on the part of Moore. This Agreement has been duly and validly executed by Moore and constitutes the valid and binding agreement of Moore, enforceable against Moore in accordance with its terms.

     4.3 Governmental and Court Authorization. The execution, delivery and performance by Moore of this Agreement and the transactions contemplated hereby require no consent, approval or authorization of, or filing, registration or qualification with, any governmental body, agency, official, court or authority that has not been obtained or made.

     4.4 Non-Contravention. The execution, delivery and performance by Moore of this Agreement do not and will not (A) contravene or conflict with Moore's organizational documents, or (B) (i) contravene or conflict with or constitute a violation of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to Moore, (ii) require any consent, approval or other action by any Person or constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Moore or to a loss of any benefit to which Moore is entitled under any provision of any agreement, contract, indenture, lease or

                                                             Page 17 of 29 Pages


other instrument binding upon Moore or any license, franchise, permit or other similar authorization held by Moore or (iii) result in the creation or imposition of any Encumbrances on the NVCS or the NVCS Warrants to be exchanged hereunder.

     4.5 Title; No Encumbrances. Moore has full legal and beneficial ownership of the NVCS and NVCS Warrants to be exchanged hereunder. There are no Encumbrances on any of such NVCS or NVCS Warrants; and when such NVCS and such NVCS Warrants are delivered, upon receipt of 5,226,333 Common Shares and the Company Warrants delivered to Moore by the Company as contemplated hereby, the Company will acquire good and valid title to such NVCS and NVCS Warrants free and clear of any Encumbrances.

     4.6 Purchase for Investment; Legends.

     (a)  Moore  is  acquiring  the  Common  Shares  and  the  Company  Warrants
(together, the "Securities") for its own account and not with a view towards distribution thereof and Moore has no present arrangement (whether or not legally binding) at any time to sell the Securities to or through any person or entity; provided, however, that by making the representations herein, Moore does not agree to hold the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with federal and state securities laws applicable to such disposition. Moore understands that the Securities must be held indefinitely unless such Securities are subsequently registered under the Securities Act of 1933, as amended (the "Securities Act"), or an exemption from registration is available. Moore has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act.

     (b) Moore is a sophisticated investor (as described in Rule 506(b)(2)(ii) of Regulation D promulgated under the Securities Act ("Regulation D")) and an accredited investor (as defined in Rule 501 of Regulation D), and Moore, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of acquiring the Securities, and has so evaluated the merits and risks of such acquisition.

     (c) Moore, in making its decision to acquire the Securities under this Agreement, has relied upon an independent investigation made by it and/or its representatives of the public filings of the Company described below, and has not relied on any information or representations made by third parties or on any oral or written representations or assurances from the Company or any representative or agent of the Company, other than as set forth in this Agreement. Prior to the date hereof, Moore has reviewed the Company's latest proxy statement and Annual Report on Form 10 K sent to the Company's shareholders and all documents filed by the Company with the Securities and Exchange Commission since December 31, 2001 pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Moore has had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Company and the merits and risks of acquiring the Securities. Moore acknowledges that it has been afforded access to information about the Company and the

                                                             Page 18 of 29 Pages


Company's financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its acquisition of the Securities.

     (d) Upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, the Common Shares, the Company Warrants and the Common Shares issued upon exercise of the Company Warrants shall bear the following legend:

          THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COMPANY AT ITS OPTION RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND UNLESS, WHERE APPLICABLE, HAS RECEIVED THE PRIOR APPROVAL OF THE BERMUDA MONETARY AUTHORITY.

          IN ADDITION, THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS IN THE COMPANY'S BYE-LAWS. A COPY OF SUCH BYE-LAWS WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.


                                    ARTICLE V

                               CLOSING CONDITIONS

     5.1. Conditions to the Company's Obligation. The obligation of the Company to consummate the transactions contemplated hereby is subject to the satisfaction on or prior to the Closing Date of each of the conditions set forth below. Any such condition may be waived by the Company in writing or by proceeding with the Closing.

     (a) Accuracy of Representations and Warranties. The representations and warranties of Moore contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, and shall be deemed to be made again on and as of

                                                             Page 19 of 29 Pages


such date; it being understood that to the extent that such representations and warranties were made as of a specified date, the same shall continue as of the Closing Date to be true in all material respects as of such specified date.

     (b) Covenants. Moore shall have performed or complied, in all material respects, with the covenants and agreements contained in this Agreement required to be performed or complied with by it on or prior to the Closing Date.

     (c) Delivery of Shares and Warrants. Moore shall have delivered 5,226,333 NVCS and the NVCS Warrants to the Company free and clear of all Encumbrances.

     (d) Outside Date for the Closing. The Closing shall have occurred on or prior to June 30, 2004.

     (e) Adoption of Amendment to Bye-Laws. (i) The Board of Directors of the Company and the shareholders of the Company shall have approved the amendments to the Bye-Laws of the Company in substantially the form set forth in Exhibit B hereto and (ii) the Board of Directors of Max Re and the shareholders of Max Re shall have approved the amendments to the Bye-Laws of Max Re in substantially the form set forth in Exhibit C hereto.

     (f) Cap Z Agreement. Cap Z shall have executed and delivered to the Company the Cap Z Agreement and each of the conditions set forth in the Cap Z Agreement shall have been satisfied or waived by the parties thereto.

     (g) Government Authorization; Other Approval. The Company shall have obtained all consents, approvals and authorizations listed on Schedule 3.4 hereto.

     5.2 Conditions to Moore's Obligation. The obligation of Moore to consummate the transactions contemplated hereby is subject to the satisfaction on or prior to the Closing Date of each of the conditions set forth below. Any such condition may be waived by Moore in writing or by proceeding with the Closing.

     (a) Accuracy of Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, and shall be deemed to be made again on and as of such date; it being understood that to the extent that such representations and warranties were made as of a specified date, the same shall continue as of the Closing Date to be true in all material respects as of such specified date.

     (b) Covenants. The Company shall have performed or complied, in all material respects, with the covenants and agreements contained in this Agreement required to be performed or complied with by it on or prior to the Closing Date.

                                                             Page 20 of 29 Pages


     (c) Common Share Price. The closing sale price of the Common Shares as quoted on Nasdaq National Market shall be at or below US$17.00 per share on the Closing Date.

         (d) Adoption of Amendment to Bye-Laws. (i) The Board of Directors of the Company and the shareholders of the Company shall have approved the amendments to the Bye-Laws of the Company in substantially the form set forth in Exhibit B hereto and (ii) the Board of Directors of Max Re and the shareholders of Max Re shall have approved the amendments to the Bye-Laws of Max Re in substantially the form set forth in Exhibit C hereto.

     (e) Outside Date for the Closing. The Closing shall have occurred on or prior to June 30, 2004.


                                   ARTICLE VI

                                    COVENANTS

     6.1 Consents and Reasonable Efforts. The Company and Moore shall, and the Company will cause Max Re to, cooperate and use their commercially reasonable efforts to obtain all consents, approvals and agreements of, and to give and make all notices and filings with, any governmental authorities, necessary to authorize, approve or permit the consummation of the transactions contemplated by this Agreement. The Company shall, and the Company will cause Max Re to, use its commercially reasonable efforts to obtain all approvals and consents to the transactions contemplated by this Agreement as set forth on Schedule 3.4 attached hereto.

     6.2. Representations and Warranties. From the date hereof through the Closing Date, (a) the Company shall use its reasonable efforts to conduct its affairs, in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties as to the Company contained in Article III shall continue to be true, complete and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, (b) Moore shall use its reasonable efforts to conduct its affairs in such a manner so that, except as otherwise contemplated or permitted by this Agreement, the representations and warranties as to Moore contained in Article IV shall continue to be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing date, (c) the Company shall notify Moore promptly of any event, condition or circumstance known to the Company occurring from the date hereto through the Closing Date that would constitute a violation or breach of this Agreement by the Company and (d) Moore shall notify the Company promptly of any event, condition or circumstance known to Moore occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement by Moore.

                                                             Page 21 of 29 Pages


                                   ARTICLE VII

                             POST-CLOSING COVENANTS

     7.1 Tax Elections. Subject to any required approvals by third parties, the Company shall cause Max Re Managers Ltd., a subsidiary of the Company, to elect for U.S. federal tax purposes to be disregarded as an entity separate from the Company. The election shall be made on a properly and timely filed Internal Revenue Service Form 8832, Entity Classification Election, and, subject to the receipt of any required approvals by third parties, such election shall be effective on or prior to the Closing Date.

     7.2 Subsidiary Push-Up Provisions. Following the Closing, in the event the Company reasonably expects one of its direct or indirect non-U.S. subsidiaries, other than Max Re or Max Re Managers Ltd., that is treated as a corporation for U.S. federal tax purposes to have a material amount of net income for U.S. federal income tax purposes in any fiscal year, in the reasonable discretion of the Board of Directors of the Company and subject to any required approvals by third parties, the Company shall cause such subsidiary and any other applicable intermediary direct or indirect subsidiary to either (i) amend its bye-laws, memorandum of association or other applicable governing documents substantially in accordance with Bye-Law 98 as set forth on Exhibit B hereto or (ii) elect for U.S. federal tax purposes to be either (x) disregarded as an entity separate from its parent company or (y) a partnership, as the case may be. The Company's obligations under this Section 7.2 shall terminate at such time as Moore, together with its affiliates (including for this purpose Moore Global Investments, Ltd. and Remington Investment Strategies, L.P.), beneficially own, directly, indirectly or constructively, less than 9.5% of the Company's Common Shares.

     7.3 Administration of Controlled Share Provisions. Prior to any date on which Moore or its affiliates, including for this purpose Moore Global Investments, Ltd. and Remington Investment Strategies, L.P., shall vote on any matter as a shareholder of the Company, the Company shall use reasonable best efforts to (i) retain the services of an internationally recognized accounting firm or organization with comparable professional capabilities in order to assist the Company in applying the principles of the Company's Bye-Laws 52 and 12 (as amended in accordance with Exhibit B hereto) and (ii) obtain from such firm or organization a statement describing the information obtained and procedures followed and setting forth the determinations made with respect to said Bye-Laws. The Company shall use commercially reasonable efforts to provide information reasonably requested by Moore in order to enable Moore to satisfy the U.S. tax filing requirements of Moore or its affiliates with respect to their respective interests in the Company and its subsidiaries, subject to any confidentiality restrictions reasonably requested by the Company at the time of each such request. The Company's obligations under this Section 7.3 shall terminate at such time as Moore, together with its affiliates (including for this purpose Moore Global Investments, Ltd. and Remington Investment Strategies, L.P.), beneficially own, directly, indirectly or constructively, less than 9.5% of the Company's Common Shares.

                                                             Page 22 of 29 Pages


                                  ARTICLE VIII

                            SURVIVAL; INDEMNIFICATION

     8.1 Survival. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of two years.

     8.2 Indemnification.

     (a) The Company shall indemnify and hold harmless Moore (and its directors, officers, employees, members and permitted assigns) from and against any and all losses, liabilities, charges, damages, deficiencies, costs and expenses (including interest, penalties and reasonably attorney's fees and disbursements) (collectively, "Loss"), sustained or incurred by any such Persons based upon or arising out of (i) any material inaccuracy or defect or breach of any material representation or warranty of the Company in this Agreement or (ii) any failure by the Company to perform or observe any term of this Agreement required to be performed by it in any material respect, and shall reimburse Moore for any reasonable legal or other expenses incurred by it in connection with investigating or defending any such Loss.

     (b) Moore shall indemnify and hold harmless the Company and Max Re (and their respective directors, officers, members, shareholders, employees and permitted assigns (other than Moore or its affiliates)) from and against any and all Loss sustained or incurred by any such Persons based upon or arising out of
(i) any material inaccuracy or defect or breach of any material representation or warranty of Moore in this Agreement or (ii) any failure by Moore to perform or observe any term of this Agreement required to be performed by it in any material respect, and shall reimburse the Company for any reasonable legal or other expenses incurred by it in connection with investigating or defending any such Loss.


                                   ARTICLE IX

                                  MISCELLANEOUS

     9.1 Notices. All notices, requests and other communications provided for or permitted to be given under this Agreement must be in writing and shall be given by personal delivery, by certified or registered United States mail (postage prepaid, return receipt requested), by a nationally recognized overnight delivery service for next day delivery, or by facsimile transmission, as follows (or to such other address as any party may give in a notice given in accordance with the provisions hereof):

             If to Moore, to:

                                                             Page 23 of 29 Pages


                        Moore Holdings, LLC
                        1251 Avenue of the Americas, 53rd Floor
                        New York, New York 10020
                        Attention: Stephen R. Nelson, Esq.
                        Fax: (212) 782-7194

                        with a copy (which will not constitute notice) to:

                        Akin Gump Strauss Hauer & Feld LLP
                        590 Madison Avenue
                        New York, New York 10022
                        Attention:  James E. Kaye, Esq.
                        Fax:  (212) 872-1002

             If the Company to:

                        Max Re Capital Ltd.
                        Max Re House
                        2 Front Street
                        Hamilton HM 11
                        Bermuda
                        Attention: Sarene A. Loar, Esq.
                        Fax: (441) 296-8811

                        with a copy (which will not constitute notice) to:

                        Akin Gump Strauss Hauer & Feld LLP
                        590 Madison Avenue
                        New York, New York 10022
                        Attention:  Kerry E. Berchem, Esq.
                        Fax:  (212) 407-3295

All notices, requests or other communications will be effective and deemed given only as follows: (i) if given by personal delivery, upon such personal delivery,
(ii) if sent by certified or registered mail, on the fifth business day after being deposited in the United States mail, (iii) if sent for next day delivery by overnight delivery service, on the date of delivery as confirmed by written confirmation of delivery, (iv) if sent by facsimile, upon the transmitter's confirmation of receipt of such facsimile transmission, except that if such confirmation is received after 5:00 p.m. (in the recipient's time zone) on a business day, or is received on a day that is not a business day, then such notice, request or communication will not be deemed effective or given until the next succeeding business day. Notices, requests and other communications sent in any other manner, including by electronic mail, will not be effective.

                                                             Page 24 of 29 Pages


     9.2 Amendment; Extensions; Waivers. This Agreement may not be amended or modified except by a writing signed by each of the parties. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.

     9.3 Expenses. Each party will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

     9.4 Assignment; Binding Effect. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

     9.5 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.

     9.6 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     9.7 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto and the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof. There are no third party beneficiaries having rights under or with respect to this Agreement.

                                                             Page 25 of 29 Pages


     9.8 Submission to Jurisdiction; No Jury Trial.

     (a) Submission to Jurisdiction. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall only be brought in any federal court located in the State of New York or any New York state court, and each party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such, action, suit or proceeding in any such court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, service of process on such party as provided in Section 9.1 shall be deemed effective service of process on such party.

     (b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. The scope of this waiver is intended to encompass ANY AND all actions, SUITS and proceedings that relate to the subject matter of the transactions contemplated hereby, including contract claims, tort claims, breach of duty claims, and all other common law and statutory claims. Each party REPRESENTS that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not in the event of ANY ACTION, SUIT OR PROCEEDING, seek to enforce the foregoing waiver, (ii) such party understands and with the advice of counsel has considered the implications of this waiver, (iii) such party makes this waiver voluntarily, and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and REPRESENTATIONS in this Section 9.8(b).

     9.9 Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

     9.10 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this

                                                             Page 26 of 29 Pages


Agreement, as applied to any party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.

     9.11 Construction. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed to refer to such law as amended as of the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

                            [signature page follows]

                                                             Page 27 of 29 Pages


     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their authorized representatives as of the date stated in the introductory paragraph of this Agreement.

                                   Max Re Capital Ltd.


                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:


                                   Moore Holdings, LLC


                                   By:
                                      ------------------------------------------
                                      Name:
                                      Title:

                                                             Page 28 of 29 Pages


                                  Schedule 3.1

                                 Capitalization
                                 --------------

As of May 31, 2003, the Company had the following authorized capital, issued and outstanding shares and shares reserved for issuance:

The authorized capital of the Company is US$220,000,000 divided into 200,000,000 Common Shares and 20,000,000 Preferred Shares each having a par value of US$1.00. Of the 200,000,000 Common Shares authorized, 38,131,779 Common Shares are issued and outstanding, 13,736,509 Common Shares are reserved for issuance upon the exercise of warrants and the exchange of NVCS into Company Common Shares, 2,752,186 Common Shares are reserved for issuance upon the exercise of Company warrants issued to certain founding shareholders and managers and 5,000,000 Common Shares are reserved for awards of options and restricted stock to eligible employees, non-employee Directors and consultants. No Preferred Shares are issued, outstanding or reserved for issuance.

Assuming that the transactions contemplated by this Agreement are consummated, the Company will have the following authorized capital, issued and outstanding shares and shares reserved for issuance:

The authorized capital of the Company will be US$220,000,000 divided into 200,000,000 Common Shares and 20,000,000 Preferred Shares each having a par value of US$1.00. Of the 200,000,000 Common Shares authorized, 45,851,111 Common Shares will be issued and outstanding, 9,369,363 Common Shares will be reserved for issuance upon the exercise of warrants issued to certain founding shareholders and executive management and 5,000,000 Common Shares will be reserved for awards of options and restricted stock to eligible employees, non-employee Directors and consultants. No Preferred Shares will be issued, outstanding or reserved for issuance.

                                                             Page 29 of 29 Pages


                                  Schedule 3.4

                             Consents and Approvals
                             ----------------------

Shareholder approval of the amendments to the Bye-laws of the Company in substantially the form set forth on Exhibit B.

Nasdaq National Market - additional listing application for the Common Shares and the Common Shares underlying the Company Warrants to be issued to Moore in accordance with the Agreement.

Consent of the lenders under the Third Amended and Restated Letter of Credit Reimbursement Agreement, dated as of June 5, 2003, among Max Re Ltd., various financial institutions, as lenders, ING Bank, N.V., London Branch, and Citibank, N.A., as co-agents, and Bank of America, N.A., as fronting bank and as administrative agent.

Consent of the lenders under the Letter of Credit Reimbursement Agreement, dated as of January 14, 2002, among Max Re Ltd., as the borrower, various financial institutions, as the lenders, and Bayerische Hypo-und Vereinsbank AG, as fronting bank and as administrative agent for the lenders, as amended.